Exhibit 2.1

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of November 11, 2019, is entered into by and among CUI, Inc., an Oregon corporation (“Seller”), CUI Global, Inc., a Colorado corporation (“Parent”), and Bel Fuse Inc., a New Jersey corporation (“Buyer”).

RECITALS

WHEREAS, Seller and Parent wish to sell and assign to Buyer, and Buyer wishes to purchase and assume from Seller and Parent, the rights and obligations of Seller and Parent to the Purchased Assets and the Assumed Liabilities (as defined herein), subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I PURCHASE AND SALE

Section 1.01   Purchase and Sale of Assets.  Subject to the terms and conditions set forth herein, Seller and Parent shall each (and effective upon the Closing do hereby) sell, assign, transfer, convey and deliver to Buyer, and Buyer shall (and effective upon the Closing does hereby) purchase from Seller and Parent, all of Seller’s and Parent’s right, title and interest in the assets constituting the power supply product divisions of Seller and Parent (the “Business”), including, without limitation, those assets set forth on of the disclosure schedules (“Disclosure Schedules”) attached hereto (the “Purchased Assets”), free and clear of any mortgage, pledge, lien, charge, security interest, claim or other encumbrance (“Encumbrance”).

Section 1.02 Excluded Assets. Notwithstanding the foregoing, the Purchased Assets shall not include the assets set forth on 1.02 of the Disclosure Schedules (the “Excluded Assets”).

Section 1.03   Assumption of Liabilities.  Subject to the terms and conditions set forth herein, Buyer shall (and effective upon the Closing does hereby) assume and agree to pay, perform and discharge the liabilities and obligations set forth on 1.03 of the Disclosure Schedules, but only to the extent that such liabilities and obligations do not relate to any breach, default or violation by Seller or Parent on or prior to the Closing (collectively, the “Assumed Liabilities”). Other than the Assumed Liabilities, Buyer shall not and does not assume any liabilities or obligations of Seller or Parent of any kind, whether known or unknown, contingent, matured or otherwise, whether currently existing or hereinafter created. All liabilities of the Seller or Parent, whether currently existing or hereinafter created, that are not Assumed Liabilities shall be “Excluded Liabilities”. The Assumed Liabilities shall specifically not include, and Buyer does not agree to assume and accept, any liabilities or obligations of Seller or Parent, whether related to the Purchased Assets, the Business or otherwise, whether known or unknown, and whether contingent or realized, other than Seller’s obligations first arising after Closing (as hereinafter defined). Excluded Liabilities include, but are not limited to, Seller’s liabilities and obligations to/for: real property leases, vendors, employees, contractors, agents, invitees, suppliers, governmental authorities, taxes, wages, benefits, and any pre-Closing obligations of the Seller or Parent.

Section 1.04   Purchase Price.  The aggregate purchase price for the Purchased Assets shall be $32,000,000 (the “Purchase Price”), plus the assumption of the Assumed Liabilities. The Buyer shall pay the Purchase Price to Seller as follows:

a.	$32,000,000 upon closing.

Section 1.05   Allocation of Purchase Price.  Seller, Buyer and Parent agree to allocate the Purchase Price among the Purchased Assets for all purposes (including tax and financial accounting) in accordance with 1.05 of the Disclosure Schedules. Buyer, Seller, and Parent shall file all tax returns (including amended returns and claims for refund) and information reports in a manner consistent with such allocation.

Section 1.06  Withholding Tax.  Each Party shall be responsible for reporting and discharging its own tax measured by the income of the Party and the satisfaction of such Party’s share of all contract obligations under this Agreement. Each Party shall protect, defend, and indemnify the other Party from and against any and all losses, costs, and liabilities arising from the indemnifying Party’s failure or refusal to report and discharge such taxes or satisfy such obligations.

Section 1.07 Purchase Price Adjustment.

              (a)       Promptly after the Closing Date, and in any event not later than fifteen (15) days following the Closing Date, Seller and Parent shall prepare and deliver to Buyer for its review a statement (the “Closing Statement”) of the Closing Working Capital and the Closing Cash. “Closing Working Capital” means, as of the close of business on the Closing Date, the Working Capital.  Each party shall give the other and its Representatives access to its premises, books and records, and appropriate personnel of the Business for purposes of the preparation and review of the Closing Statement in accordance with this Section 1.07(a) (and during the periods contemplated by Section 1.07(b)). For the avoidance of doubt, the calculation of Working Capital shall be set at Seven Million USD ($7,000,000) (the “Reference Working Capital”) and calculated as follows:  Accounts Receivable plus Inventory minus Accounts Payable.  Each party shall instruct its employees and Representatives to cooperate with, and promptly and completely respond to all reasonable requests and inquiries of, the other party and its Representatives, and, upon execution of a customary access letter if required by such party’s outside accountants, the requesting party and its Representatives shall have reasonable access, upon reasonable notice, to all relevant work papers, schedules, memoranda and other documents prepared by the other party or its Representatives (including its outside accountants) to the extent such materials have been prepared by such party or its Representatives and relate to the calculation of Closing Working Capital and/or the Closing Cash in any respect.

              (b)       Buyer and Buyer’s accountants and financial and other advisors may make reasonable inquiries of Seller or Parent and/or Seller’s or Parent’s accountants regarding questions concerning or disagreements with the Closing Statement arising in the course of Buyer’s review. Seller and/or Seller’s accountants shall provide reasonable responses to each such inquiry as soon as practicable after receipt thereof. Buyer shall complete its review of the Closing Statement within fifteen (15) days after the delivery thereof to Buyer. Promptly following completion of its review (but in no event later than the conclusion of the fifteen (15) day period), Buyer may submit to Seller a letter regarding its concurrence or disagreement with the accuracy of the Closing Statement; provided that any such letter must specify (i) the items of the Closing Statement with which Buyer disagrees, (ii) the adjustments that Buyer proposes to be made to the Closing Statement (a “Disputed Item”) and (iii) the specific amount of such disagreement and all supporting documentation and calculations.  If Buyer does not deliver a letter disagreeing with the accuracy of the Closing Statement before the conclusion of such fifteen (15) day period, the Closing Statement shall be final and binding upon the Parties and Buyer shall be deemed to have agreed with all items and amounts contained in the Closing Statement. If Buyer does deliver such a letter, following such delivery, Seller and Buyer shall attempt in good faith to resolve promptly any disagreement as to the computation of any item in the Closing Statement. Any item as to which there is no disagreement shall be deemed agreed. If a resolution of such disagreement has not been effected within fifteen (15) days (or longer, as mutually agreed by the Parties) after delivery of such letter, then Seller and Buyer shall submit any Disputed Item to the Accountant for determination.

               (c)       If the Final Closing Working Capital:

(i.)

is more than 5% above the Reference Working Capital Working Capital amount, then Buyer shall be obligated to pay to Seller the amount by which the Final Closing Working Capital exceeds the Reference Working Capital.

(ii)	is more than 5% below the Reference Working Capital amount, then Seller shall be obligated to pay to Buyer the amount by which the Reference Working Capital exceeds the Final Closing Working Capital.

                                      (ii) is 0-5% above OR 0-5% below the Reference Working Capital amount, then no adjustments shall be made to the Purchase Price in respect of the Final Closing Working Capital;

                (d)       Buyer shall be obligated to pay to Seller the Closing Cash Amount, if any.

                (e)       Any payments to be made pursuant to Section 1.07 (c) and (d) shall be made by wire transfer of immediately available funds to the account designated in writing by Buyer or Seller, as the case may be, within five (5) Business Days after the determination of the Final Closing Working Capital and the Closing Cash Amount, as the case may be.

ARTICLE II CLOSING

Section 2.01   Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place thirty (30) days after the execution of this Agreement (the “Closing Date”) by electronic delivery of executed counterparts of this Agreement and each of the instruments contemplated hereby, unless the Parties mutually agree to an earlier or later date. The consummation of the transactions contemplated by this Agreement shall be deemed to occur at 11:59 p.m. Eastern Standard Time on the Closing Date (the “Effective Time”).

Section 2.02 Closing Deliverables.

a.	At the Closing, Seller shall deliver to Buyer the following:

i.	a bill of sale in the form of Exhibit A hereto (the “Bill of Sale”) and duly executed by Seller and Parent, transferring the Purchased Assets to Buyer;

ii.

an assignment and assumption agreement in the form of Exhibit B hereto (the “Assignment and Assumption Agreement”) and duly executed by Seller and Parent, effecting the assignment to and assumption by Buyer of the Purchased Assets and the Assumed Liabilities;

iii.

an intellectual property assignment and license agreement in the form of Exhibit C (the “IP Assignment Agreement”) hereto and duly executed by Seller and Parent, transferring all of Seller’s and Parent’s right, title and interest in and to the trademark registrations and applications and domain name registrations included in the Purchased Assets to Buyer;

iv.	that certain Transition Services Agreement in the form of Exhibit D hereto (the “Transition Services Agreement”) and duly executed by Seller and Parent;

v.	copies of all consents, approvals, waivers and authorizations referred to in Section 2.02(a) of the Disclosure Schedules;

vi.	a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that Seller is not a foreign person within the meaning of Section 1445 of the Internal Revenue Code duly executed by Seller;

vii.	a certificate pursuant to Treasury Regulations Section 1.1445-2(b) that Parent is not a foreign person within the meaning of Section 1445 of the Internal Revenue Code duly executed by Parent;

viii.

a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Seller certifying as to the resolutions of the board of directors of Seller, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby;

ix.

a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Parent certifying as to the resolutions of the board of directors of Parent, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby; and

x.	such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

xi.	a duly executed Sublease for a specified portion of the Leased Real Property, identified as Subleased Premises.

xii.	a duly executed Non-Compete between Seller, Matthew McKenzie and Back Porch International, Inc., an Oregon corporation.

b.	At the Closing, Buyer shall deliver to Seller the following:

i.	the Purchase Price by wire transfer of immediately available funds to an account designated in writing by Seller to Buyer;

ii.	the IP Assignment Agreement, duly executed by Buyer;

iii.	the Transition Services Agreement duly executed by Buyer;

iv.	the Note Assignment Agreement, duly executed by and Buyer;

v.	the Sublease duly executed by Buyer; and

vi.

a certificate of the Secretary or Assistant Secretary (or equivalent officer) of Buyer certifying as to the resolutions of the board of directors of Buyer, duly adopted and in effect, which authorize the execution, delivery and performance of this Agreement and the transactions contemplated hereby.

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER

Seller and Parent each, jointly and severally, represent and warrant to Buyer that the statements contained in this ARTICLE III are true and correct as of the date hereof. For purposes of this ARTICLE III, “Seller’s knowledge,” “knowledge of Seller” and any similar phrases shall mean the actual or constructive knowledge of any director or officer of Seller or Parent, after due inquiry.

     Section 3.01  Organization and Authority of Seller and Parent; Enforceability.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the state of Oregon. Parent is a corporation duly organized, validly existing and in good standing under the laws of the state of Colorado. Seller and Parent each have full corporate power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out their obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller and Parent of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller and Parent. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Seller and Parent, and (assuming due authorization, execution and delivery by Buyer) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Seller and Parent, enforceable against Seller and Parent in accordance with their respective terms.

     Section 3.02  No Conflicts; Consents.  The execution, delivery and performance by Seller and Parent of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not:  (a) violate or conflict with the certificate of incorporation, bylaws or other organizational documents of Seller or Parent; (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Seller, Parent, or the Purchased Assets; (c) conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration or modification of any obligation or loss of any benefit under any contract or other instrument to which Seller or Parent is a party or to which any of the Purchased Assets are subject; or (d) result in the creation or imposition of any Encumbrance on the Purchased Assets. No consent, approval, waiver or authorization is required to be obtained by Seller or Parent from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Seller and Parent of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.03 Title to Purchased Assets. Seller or Parent owns and has good title to the Purchased Assets, free and clear of Encumbrances.

     Section 3.04  Condition of Assets.  The Purchased Assets are in good condition and are adequate for the uses to which they are being put, and none of such Purchased Assets are in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

     Section 3.05  Inventory.  All inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories included in the Purchased Assets consist of a quality and quantity usable and salable in the ordinary course of business.

     Section 3.06  Financial Statements.  Complete copies of the unaudited financial statements consisting of the balance sheet of the Business as at December 31 in each of the calendar years 2016, 2017, and 2018 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the years then ended (the “Historical Financial Statements”), and unaudited financial statements consisting of the balance sheet of the Business as at September 30, 2019 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the nine-month period then ended (the “Interim Financial Statements” and together with the Historical Financial Statements, the “Financial Statements”) are included as 3.06 of the Disclosure Schedules. The Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States applied on a consistent basis throughout the period involved, subject to the absence of notes, and in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse). The Financial Statements fairly and accurately present the financial condition of the Business as of the respective dates they were prepared and the results of the operations of the Business for the periods indicated. Except as set forth on 3.06 of the Disclosure Schedules, the Financial Statements completely and accurately reflect each of the Purchased Assets and Assumed Liabilities. Except as set forth on 3.06 of the Disclosure Schedules, there are no Assumed Liabilities other than those reflected on the Financial Statements.

Section 3.07 Intellectual Property.

a.

“Intellectual Property” means any and all right, title and interest of the Seller and/or Parent to the following:  (i) trademarks and service marks, including all applications and registrations and the goodwill connected with the use of and symbolized by the foregoing; (ii) copyrights, including all applications and registrations related to the foregoing; (iii) trade secrets and confidential know-how; (iv) patents and patent applications; (v) websites and internet domain name registrations; and (vi) other intellectual property and related proprietary rights, interests and protections (including all rights to sue and recover and retain damages, costs and attorneys’ fees for past, present and future infringement and any other rights relating to any of the foregoing).

b.

Section 3.07(b) of the Disclosure Schedules lists all Intellectual Property included in the Purchased Assets (“Purchased IP”). Seller or Parent owns or has adequate, valid and enforceable rights to use all the Purchased IP, free and clear of all Encumbrances. Neither Seller nor Parent is bound by any outstanding judgment, injunction, order or decree restricting the use of the Purchased IP, or restricting the licensing thereof to any person or entity. With respect to the registered Intellectual Property listed on Section 3.07(b) of the Disclosure Schedules, (i) all such Intellectual Property is valid, subsisting and in full force and effect; and (ii) Seller or Parent has paid all maintenance fees and made all filings required to maintain Seller’s or Parent’s ownership thereof. For all such registered Intellectual Property, Section 3.07(b) of the Disclosure Schedules lists (A) the jurisdiction where the application or registration is located; (B) the application or registration number; and (C) the application or registration date.

c.

Seller’s and Parent’s prior and current use of the Purchased IP has not and does not infringe, violate, dilute or misappropriate the Intellectual Property of any person or entity and there are no claims pending or threatened by any person or entity with respect to the ownership, validity, enforceability, effectiveness or use of the Purchased IP. No person or entity is infringing, misappropriating, diluting or otherwise violating any of the Purchased IP, and none of Seller, Parent or any of their respective Affiliates has made or asserted any claim, demand or notice against any person or entity alleging any such infringement, misappropriation, dilution or other violation.

     Section 3.08  Assigned Contracts.  This 3.08 includes each contract included in the Purchased Assets and being assigned to and assumed by Buyer (the “Assigned Contracts”).  For convenience, Disclosure Schedule 3.08 has been left intentionally blank. Each Assigned Contract is valid and binding on Seller and/or Parent, as the case may be, in accordance with its terms and is in full force and effect. None of Seller, Parent, or, to Seller’s knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any Assigned Contract. No event or circumstance has occurred that, with or without notice or lapse of time or both, would constitute an event of default under any Assigned Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of benefit thereunder. Complete and correct copies of each Assigned Contract have been made available to Buyer. There are no disputes pending or threatened under any Assigned Contract.

     Section 3.09  Permits.   3.09 of the Disclosure Schedules lists all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained from governmental authorities included in the Purchased Assets (the “Transferred Permits”). The Transferred Permits are valid and in full force and effect. All fees and charges with respect to such Transferred Permits as of the date hereof have been paid in full. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Transferred Permit.

Section 3.10 Non-foreign Status. Neither Seller nor Parent is a “foreign person” as that term is used in Treasury Regulations 1.1445-2.

      Section 3.11  Compliance With Laws.  Seller and Parent have each complied, and are now complying, with all applicable federal, state and local laws and regulations applicable to ownership and use or otherwise affecting the value of the Purchased Assets.

     Section 3.12  Legal Proceedings.  There is no claim, demand, action, suit, proceeding, audit, litigation, or investigation  of any nature (whether civil, criminal, administrative, regulatory or otherwise, whether at law or in equity) (“Action”) pending or, to Seller’s knowledge, threatened against or by Seller or Parent (a) relating to or affecting the Purchased Assets or the Assumed Liabilities; or (b) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

     Section 3.13  Brokers.  No broker, finder or investment banker, other than B. Riley/FBR, is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or Parent.

     Section 3.14  Full Disclosure.  No representation or warranty by Seller or Parent in this Agreement and no statement contained in the Disclosure Schedules to this Agreement or any certificate or other document furnished or to be furnished to Buyer pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

   Section 3.15.  Environmental Matters.  To the best of Seller or Parent’s knowledge, the Business is and has been for the past three (3) years, in compliance with all applicable Environmental Laws and possess, and are in compliance with all Environmental Permits required by applicable Environmental Laws to conduct the operations of the Business as currently conducted, and during the three (3) years prior to the date hereof, neither Seller nor Parent nor the Business has received any written notice from any governmental body alleging any noncompliance with any Environmental Law or Environmental Permit.

(b)        There is no legal proceeding pursuant to Environmental Law pending, or, to Seller’s or Parent’s knowledge, threatened in writing against the Business.

(c)         To Seller’s or Parent’s knowledge, no real property utilized by the Business contains any hazardous substance in, at, on, over, under, or emanating from such real property in concentrations which would violate any applicable Environmental Law or would be reasonably likely to result in the imposition of material environmental liability on the Business under any applicable Environmental Law, including any Environmental Liability for the assessment, investigation, corrective action, remediation, removal, monitoring or reporting on the presence of such hazardous substances in, at, on, over, under, or emanating from such real property.

     Section 3.16.  Labor and Employment Matters.

(a)         Disclosure Schedule 3.16 lists the employees of Seller and their current rates of compensation, dates of hire, status (i.e., exempt or non-exempt) and eligibility for, and participation in, Employee Benefit Plans.  There are no collective agreements or bargaining relationships or other contracts or understandings with any labor organization with respect to Seller’s employees, (ii) the Seller has no Knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Seller, and to the Seller’s Knowledge no such efforts have occurred within the past three years, (iii) there is no worker’s compensation liability, experience or matter outside the ordinary course of business, (iv) there are no strikes, slowdowns, work stoppages, material grievances, material unfair labor practices claims or other material employee or labor disputes currently pending or threatened against or involving the Seller and none has occurred within the last three years, (v) the Seller has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act, (vi) during the three year period preceding the Closing Date, the Seller has not implemented any layoffs of employees that could implicate the Worker Adjustment and Retraining Notification Act, 29 U.S. Stat. § 2101 et seq. (the “WARN Act”), (vii) there are no pending or threatened in writing complaints or charges before any Governmental Authority regarding employment discrimination, safety or other employment related charges or complaints, wage and hour claims, unemployment compensation claims, worker’s compensation claims or the like involving any current or former employee of Seller, (viii) Seller is in compliance in all material respects with all legal requirements and contracts respecting employment and employment practices, labor relations, terms and conditions of employment and wages and hours and (ix) Buyer will not be subject to any claim or liability for severance pay as a result of the consummation of the transactions contemplated by this Agreement as long as Buyer fulfills its obligations under the term of this Agreement.

(b) All Employee Benefit Plans maintained by the Seller or to which the Seller is obligated to contribute, have been provided. With respect to the Employee Benefit Plans:

   (i) a copy of each such Employee Benefit Plans has been made available to the Buyer and/or its agents;

   (ii) all such Employee Benefit Plans have been maintained, funded and administered in compliance in all material respects with all applicable legal requirements, including ERISA and the Code;

   (iii) no Employee Benefit Plan is or has within the last three years been subject to the minimum funding requirements of Section 412 or 430 of the Code or Title IV of ERISA;

   (iv) the Seller does not have any obligation to contribute to any “multiemployer plan” within the meaning of Section 3(37) of ERISA;

   (v) each Employee Benefit Plan intended to qualify under Section 401(a) of the Code has received a favorable determination letter or is entitled to rely on an opinion letter from the Internal Revenue Service that such Employee Benefit Plan is a “qualified plan” under Section 401(a) of the Code, the related trust is exempt from tax under Section 501(a) of the Code, and no facts or circumstances exist that would be reasonably likely to jeopardize the qualification of such Employee Benefit Plan; and

   (vi) with respect to the Employee Benefit Plans, all required contributions have been made or properly accrued on the Seller’s financial statements.

     Section 3.17. Leased Real Property.

(a)       Leased Real Property.  Schedule 3.17 of the Disclosure Schedule, lists, as of the date of this Agreement, the street address of each parcel of Leased Real Property and the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property.  It also sets forth a true and complete list of all leases and subleases relating to the Leased Real Property and any and all ancillary documents pertaining thereto.

(b)       The rental set forth in each lease or sublease of the Leased Real Property is the actual rental being paid, and there are no separate agreements or understandings with respect to the same..

(c)       Neither the Seller or Parent has received any notice of threatened condemnation proceedings, lawsuits or administrative actions relating to any of the Leased Real Property or any other matters which do or may materially adversely affect the current use, occupancy or value thereof as it relates to the Business, and there are no pending or, to the Sellers’ or Parent’s knowledge, threatened condemnation proceedings, lawsuits or administrative actions relating to any of the Leased Real Property or any other matters which do or may materially adversely affect the current use, occupancy or value thereof as it relates to the Business.

(d)       Neither Seller nor Parent has received any notice that any of the Leased Real Property or any of the structures thereon, or the use, occupancy or operation thereof by the Seller or Parent or any of its Affiliates, violate any material governmental requirements, deed or other title covenants or restrictions or permits.

(e)       To the Seller’s and Parent’s knowledge, the Seller and Parent have obtained all material approvals of governmental authorities (including certificates of use and occupancy, licenses and other permits) required to be held by them in connection with the use and occupancy of the Leased Real Property and the structures located thereon.

 (f)       Seller and Parent represent and warrant that it is authorized to enter into and perform the terms of this Agreement and the Sublease Agreement to which it will become a party pursuant to this Agreement.

 (g)        Seller and Parent represent and warrant that it will perform in accordance with all of the terms and obligations of the Sublease Agreement and all terms set forth in this Agreement as they pertain to the Sublease.

 (h)        Seller and Parent agree not to sublease or sell any portion of the Leased Real Property to a direct or indirect competitor of Buyer or the Business.

 (i)        Seller and Parent agree to sublease to Buyer 25,000 square feet (sq. ft.) of the Leased Real Property in order to continue operating the Business for a maximum term of five (5) years at a total monthly rental not to exceed $25,000 USD.

     Section 3.18.    Audited Financials.

           Seller and Parent shall use best efforts to cooperate with Buyer and give Buyer and its Representatives, including its auditors reasonable access during normal business hours to its, employees, books and records and other information (not subject to the attorney-client privilege, work product doctrine, or other similar privilege, unless pursuant to a joint defense or similar agreement) in order to prepare and complete audited financial statements with respect to the Business for 2018 and the interim period ending September 30, 2019.

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements contained in this ARTICLE IV are true and correct as of the date hereof. For purposes of this ARTICLE IV, “Buyer’s knowledge,” “knowledge of Buyer” and any similar phrases shall mean the actual or constructive knowledge of Matthew McKenzie, after due inquiry.

     Section 4.01  Organization and Authority of Buyer; Enforceability.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of New Jersey. Buyer has full corporate power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller and Parent) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Buyer enforceable against Buyer in accordance with their respective terms.

     Section 4.02   No Conflicts; Consents.  The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not:  (a) violate or conflict with the certificate of incorporation, bylaws or other organizational documents of Buyer; or (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Buyer. No consent, approval, waiver or authorization is required to be obtained by Buyer from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby.

     Section 4.03  Legal Proceedings.  There is no Action of any nature pending or, to Buyer’s knowledge, threatened against or by Buyer that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

     Section 4.04  Brokers.  Except for RHK Capital and its Affiliates, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

ARTICLE V COVENANTS

    Section 5.01  Public Announcements.  Unless otherwise required by applicable law or stock exchange requirements, neither party shall make any public announcements regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed).

     Section 5.02   Bulk Sales Laws.  The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer.

     Section 5.03  Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration, value added and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the documents to be delivered hereunder shall be borne and paid by Parent when due. Parent shall, at its own expense, timely file any tax return or other document with respect to such taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

     Section 5.04  Further Assurances.  Following the Closing, each of the parties hereto shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the documents to be delivered hereunder.

     Section 5.05  Seller Corporate Name. Within 10 business days following the Closing, Seller shall change its corporate name to a name reasonably acceptable to and approved in writing by Buyer.  For the avoidance of doubt, nothing contained in this Agreement shall obligate Parent to change or refrain from using its corporate, trade or “DBA” names in use as of the Effective Date, provided that Parent shall not use at any time following the Closing register or use the corporate, trade or “DBA” names of “CUI, Inc.”, “CUI Inc.”, “CUI”, “CUI Power” or any name confusingly similar thereto.  This section specifically exempts use of the NASDAQ ticker symbol “CUI,” which Parent shall retain and continue to use.

Section 5.06 Seller Non-Competition and Non-Solicitation.

For a period of five years commencing on the day following the Closing Date (the “Restricted Period”), neither Parent nor Seller shall, and neither Parent nor Seller shall permit any of their respective Affiliates (including through the provision of management, advisory, or technical services or through a joint venture or partnership) to, directly or indirectly: (i) engage in or assist others in engaging in any business substantially similar to or competitive with the Business (the “Seller Restricted Business”) with the exception of CUI-Canada, Inc. (CUI-Canada) which is a wholly owned subsidiary of Parent and Seller.  As a wholly owned subsidiary and totally under the control of the Parent and Seller, Parent and Seller agree that CUI-Canada shall not, directly nor indirectly, change, alter or revise its business plan so as to, in any manner, increase competition with any business substantially similar to or competitive with the Business (the “Seller Restricted Business”); (ii) have an interest in any person that engages directly or indirectly in the Seller Restricted Business in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant with the exception of CUI-Canada and Virtual Power Systems, Inc. (VPS).  Parent and Seller are a passive, minority stockholder of VPS and are not a controlling person of, nor a member of a group which controls VPS and does not  control, in any nature, the business affairs nor operations of VPS; (iii) interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Buyer and customers or suppliers of the Buyer anywhere in the world with the exception of the limited competition of CUI-Canada as described in (i) above and the passive, limited ownership interest in VPS as described in (ii) above. Notwithstanding the foregoing and with the exceptions as stated in the foregoing, Seller may own, directly or indirectly, solely as an investment, securities of any person, whether or not traded on any national securities exchange, if Parent and Seller are not a controlling person of, or a member of a group which controls, such person and does not, directly or indirectly, own more than a minority interest of any class of securities of such person.  “Affiliate” of a person means any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person.  The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

b.

During the Restricted Period, neither Parent nor Seller shall, and neither Parent nor Seller shall permit any of their respective Affiliates to, directly or indirectly, hire or solicit any employee of the Buyer or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees; provided, that nothing in this Section 5.06 shall prevent Seller or any of its Affiliates from hiring (i) any employee whose employment has been terminated by the Buyer; or (ii) after 180 days from the date of termination of employment, any employee whose employment has been terminated by the employee.

c.

During the Restricted Period, neither Parent nor Seller shall, and neither Parent nor Seller shall permit any of their respective Affiliates to, directly or indirectly, solicit or entice, or attempt to solicit or entice, any clients or customers of the Buyer or potential clients or customers of the Buyer for purposes of diverting their business or services from the Buyer.

d.

Seller and Parent each acknowledge that a breach or threatened breach of this Section 5.05 would give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Seller or Parent of any such obligations, Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond or need to prove inadequacy of damages).

e.

Seller and Parent each acknowledge that the restrictions contained in this Section 5.05 are reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 5.05 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable law. The covenants contained in this Section 5.05 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

f.

In the event of any merger, share exchange, stock purchase, business combination, substantial asset sale, change of control transaction, or other similar transaction or series of related transactions to which Seller or Parent is party (“Significant Transaction”), as a prior condition to consummating such Significant Transaction, Seller and Parent shall cause each Significant Transaction counterparty (whether acquirer, successor in interest, joint venturer or otherwise), to assume, comply with and be bound by each of the restrictions contained in this Section 5.05. Notwithstanding anything in this Section 5.05 to the contrary, the parties hereto agree that the consummation of any Significant Transaction pursuant to which Seller or Parent is substantially the selling or divesting party shall not constitute a breach of this Section 5.05.

Section 5.07 Buyer Non-Competition and Non-Solicitation.

a.

During the Restricted Period, Buyer shall not, and shall not permit any of its Affiliates to, directly or indirectly, (i) engage in or assist others in engaging in any business substantially similar to or competitive with the actual demonstrated business of the Seller immediately following Closing, which actual demonstrated business of Seller shall, for the avoidance of doubt, exclude the Purchased Assets and the Business (the “Buyer Restricted Business”); (ii) have an interest in any person that engages directly or indirectly in the Buyer Restricted Business in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between the Seller and customers or suppliers of the Seller.  Notwithstanding the foregoing, Buyer may own, directly or indirectly, solely as an investment, securities of any person traded on any national securities exchange if Buyer is not a controlling person of, or a member of a group which controls, such person and does not, directly or indirectly, own 10% or more of any class of securities of such person.

b.

During the Restricted Period, Buyer shall not, and shall not permit any of its Affiliates to, directly or indirectly, hire or solicit any employee of the Seller or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees; provided, that nothing in this Section 5.07 shall prevent Buyer or any of its Affiliates from hiring (i) any employee whose employment has been terminated by the Seller; or (ii) after 180 days from the date of termination of employment, any employee whose employment has been terminated by the employee.

c.

During the Restricted Period, Buyer shall not, and shall not permit any of its Affiliates to, directly or indirectly, solicit or entice, or attempt to solicit or entice, any clients or customers of the Seller or potential clients or customers of the Seller for purposes of diverting their Buyer Restricted Business from the Seller.

d.

Buyer acknowledges that a breach or threatened breach of this Section 5.07 would give rise to irreparable harm to Seller, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Buyer of any such obligations, Seller shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

e.

Buyer acknowledges that the restrictions contained in this Section 5.07 are reasonable and necessary to protect the legitimate interests of Seller and constitute a material inducement to Seller to enter into this Agreement and consummate the transactions contemplated by this Agreement.  In the event that any covenant contained in this Section 5.07 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable law.  The covenants contained in this Section 5.07 and each provision hereof are severable and distinct covenants and provisions.  The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

f.

Notwithstanding anything in this Section 5.07 to the contrary, the parties hereto agree that the consummation of any Significant Transaction pursuant to which Buyer is the substantially selling or divesting party shall not constitute a breach of this Section 5.07.

ARTICLE VI INDEMNIFICATION

     Section 6.01  Survival.  All representations, warranties, covenants and agreements contained herein and all related rights to indemnification and reimbursement shall survive the Closing until the third anniversary of the Closing Date; provided, however, that (i) each of the representations and warranties contained in 3.01, 3.02, 3.03, and 3.14 (and all rights to indemnification and reimbursement relating thereto); (ii) each of the covenants and agreements contained in ARTICLE V (and all rights to indemnification and reimbursement relating thereto); and (iii) the obligations set forth in 6.02(c) and 6.02(d) shall survive forever.

     Section 6.02  Indemnification By Seller and Parent.  Seller and Parent shall jointly and severally defend, indemnify, reimburse, and hold harmless Buyer, its Affiliates and their respective stockholders, directors, officers and employees from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including attorneys’ fees and disbursements, arising from or relating to:

a.	any inaccuracy in or breach of any of the representations or warranties of Seller or Parent contained in this Agreement or any document to be delivered hereunder;

b.	any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller or Parent pursuant to this Agreement or any document to be delivered hereunder;

c.

any Action asserted by any person not party to this Agreement, which Action relates to the transactions contemplated hereby, including, without limitation, any Action (i) containing an allegation of breach of fiduciary duty, fraudulent transfer or conveyance of assets or liabilities, corporate waste, or any similar allegation; or (ii) asserting that any transaction contemplated hereby was not validly approved or authorized, or that such transaction is otherwise void or voidable; or

d.	any Excluded Asset or Excluded Liability.

     Section 6.03  Indemnification By Buyer.  Buyer shall defend, indemnify, reimburse and hold harmless Seller, its Affiliates and their respective stockholders, directors, officers and employees from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including attorneys’ fees and disbursements, arising from or relating to:

a.	any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or any document to be delivered hereunder;

b.	any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement or any document to be delivered hereunder; or

c.	any Assumed Liability.

     Section 6.04  Indemnification Procedures.  Whenever any claim shall arise for indemnification or reimbursement hereunder, the party entitled to indemnification or reimbursement (the “Indemnified Party”) shall promptly provide written notice of such claim to the other party (the “Indemnifying Party”). In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Action by a person or entity who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such Action with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense. If the Indemnifying Party does not assume the defense of any such Action, the Indemnified Party may, but shall not be obligated to, defend against such Action in such manner as it may deem appropriate, including, but not limited to, settling such Action, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defense and settlement shall relieve the Indemnifying Party of its indemnification or reimbursement obligations herein provided with respect to any damages resulting therefrom. The Indemnifying Party shall not settle any Action without the Indemnified Party’s prior written consent.

     Section 6.05   Tax Treatment of Indemnification Payments.  All indemnification and reimbursement payments made by Seller or Parent under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for tax purposes, unless otherwise required by law.

     Section 6.06  Effect of Investigation.  Buyer’s right to indemnification, reimbursement or other remedy based on the representations, warranties, covenants and agreements of Seller and Parent contained herein will not be affected by any investigation conducted by Buyer with respect to, or any knowledge acquired by Buyer at any time, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement.

      Section 6.07  Cumulative Remedies.  The rights and remedies provided in this ARTICLE VI are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

ARTICLE VII MISCELLANEOUS

Section 7.01 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

     Section 7.02  Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this 7.02):

If to Seller:	20050 SW 112th Avenue Tualatin, OR 97062 E-mail: wclough@cuiglobal.com Attention: William Clough
If to Parent:	20050 SW 112th Avenue Tualatin, OR 97062 E-mail: wclough@cuiglobal.com Attention: William Clough

If to Buyer:	206 Van Vorst Street Jersey City, NJ 07302 Email: dennis.ackerman@belf.com Attention: Dennis Ackerman

Section 7.03 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 7.04 Severability.  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 7.05 Entire Agreement.  This Agreement and the documents to be delivered hereunder constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and the documents to be delivered hereunder, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 7.06 Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 7.07 No Third-party Beneficiaries.  Except as provided in ARTICLE VI, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.08 Amendment and Modification. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.

Section 7.09 Waiver.  No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 7.10 Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws of the State of Oregon without giving effect to any choice or conflict of law provision or rule (whether of the State of Oregon or any other jurisdiction).

Section 7.11 Submission to Jurisdiction.  Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the State of Oregon in each case located in the city of Portland and county of Multnomah, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 7.12 Specific Performance.  The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 7.13 Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[signature page follows]

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SELLER CUI, INC.
By: /s/ William J. Clough, Esq. Name: William J. Clough, Esq. Title: President & CEO
PARENT CUI GLOBAL, INC. By: /s/ William J. Clough, Esq. Name: William J. Clough, Esq. Title: President & CEO BUYER BEL FUSE INC.
By: /s/ Daniel Bernstein Name: Dan Bernstein Title: President & CEO